

February 4, 2013

Via E-mail
Ellis E. Cousens
Executive Vice President and Chief Financial and Operations Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

> **Re: John Wiley & Sons, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2012**
> **Filed June 26, 2012**
> **File No. 001-11507**

Dear Mr. Cousens:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2012

Management's Discussion and Analysis

Fiscal Year 2012 Summary Results, page 21

1. With regard to expenses and measures of operating performance, we note that your results of operations disclosure includes a discussion of gross profit, operating and administrative expenses, and operating income at the consolidated level and a discussion of gross profit, direct expenses and amortization, and direct contribution to profit at the segment level. In addition, we note that your statements of income also include cost of sales and amortization of intangibles at the consolidated level. To align your consolidated results of operations reporting format with your statements of income, we believe you should revise your disclosure in future filings to also include a direct discussion of cost of sales and of amortization of intangibles. Your disclosure should discuss and quantify the impact of each (and not netted) significant component of costs of sales that caused costs of sales to materially vary (or not vary when expected to), accompanied by explanation of the

underlying reasons for the changes or why expected changes did not occur. We also believe these disclosures are appropriate, in particular in regard to underlying reasons for material changes in costs of sales, at the segment level when a change in cost of sales materially impacts a segment's measure of profit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief